Filed by: Barings BDC, Inc.
(Commission File No.: 814-00733)
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Sierra Income Corporation
(Commission File No.: 814-00924)
Date: September 21, 2021

BARINGS

Barings BDC, Inc.
Strategic Acquisition of Sierra Income Corp.

September 21, 2021

Disclaimers and Cautionary Note Regarding Forward-Looking Statements

Cautionary Notice: Certain statements contained in this presentation are "forward-looking" statements. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made and which reflect management's current estimates, projections, expectations or beliefs, and which are subject to risks and uncertainties that may cause actual results or events to differ materially. Forward-looking statements include, but are not limited to, the ability of Barings LLC to manage Barings BDC, Inc. (“Barings BDC” or “BBDC”) and identify investment opportunities, and some of these factors are enumerated in the filings Barings BDC makes with the Securities and Exchange Commission (the "SEC"). These statements are subject to change at any time based upon economic, market or other conditions, including with respect to the impact of the COVID-19 pandemic and its effects on Barings BDC’s and its portfolio companies’ results of operations and financial condition, and may not be relied upon as investment advice or an indication of Barings BDC’s investment intent. Important factors that could cause actual results to differ materially from plans, estimates or expectations included in this presentation include, among others, those risk factors detailed in Barings BDC's annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 23, 2021, in Barings BDC’s subsequently filed quarterly reports on Form 10-Q, and as may be included from time to time in Barings BDC's other filings with the SEC, including current reports on Form 8-K and other documents filed with the SEC. In addition, there is no assurance that Barings BDC or any of its affiliates will purchase additional shares of Barings BDC at any specific discount levels or in any specific amounts. There is no assurance that the market price of Barings BDC’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, or that any repurchase plan will enhance stockholder value over the long term. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

This investor presentation also contains “forward-looking statements” regarding the proposed acquisition of Sierra Income Corporation (“Sierra”) by Barings BDC pursuant to a definitive merger agreement and related transactions thereunder (collectively, the “Transaction”), including statements regarding the completion of the proposed Transaction. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of Sierra’s stockholders voting in favor of the Transaction, (v) estimates of the combined company’s net investment income or NAV accretion, (vi) the possibility that competing offers or acquisition proposals for Sierra will be made, (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, (viii) risks related to diverting the attention of Barings BDC's management or Sierra's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or Barings BDC’s, Sierra’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which Barings BDC and Sierra invest, (xiii) changes to the form and amounts of Sierra’s tax obligations, (xiv) fluctuations in the market price of Barings BDC’s common stock, (xv) the Transaction’s effect on the relationships of Barings BDC or Sierra with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvi) the reduction in Barings BDC’s stockholders’ and Sierra stockholders’ percentage ownership and voting power in the combined company, (xvii) the challenges and costs presented by the integration of Barings BDC and Sierra, (xviii) the uncertainty of third-party approvals, (xix) the significant Transaction costs, (xx) the restrictions on Barings BDC’s and Sierra’s conduct of business set forth in the definitive merger agreement and (xxi) other changes in the conditions of the industries in which Barings BDC and Sierra invest and other factors enumerated in Barings BDC’s and Sierra’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are based upon Barings BDC management’s views and assumptions regarding future events and operating performance, and speak only as of the date of this communication. Barings BDC undertakes no duty to update any forward-looking statement made herein.

Disclaimers and Cautionary Note Regarding Forward-Looking Statements

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Barings BDC and Sierra, along with related proposals for which stockholder approval will be sought (collectively, the "Proposals"). In connection with the proposed Transaction, Barings BDC and Sierra plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the "Proxy Statement"), and Barings BDC plans to file with the SEC a registration statement on Form N-14 (the "Registration Statement") that will include the Proxy Statement and a prospectus of Barings BDC. The Proxy Statement and the Registration Statement will each contain important information about Barings BDC, Sierra, the proposed Transaction and related matters. **STOCKHOLDERS OF EACH OF BARINGS BDC AND SIERRA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, SIERRA, THE TRANSACTION AND THE PROPOSALS.** Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's web site at http://www.sec.gov or, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by Sierra, from the Sierra website at http://www.sierraincomecorp.com.

Participants in the Solicitation

Barings BDC and Sierra and their respective directors, executive officers and certain other members of management and employees of Barings LLC, SIC Advisors LLC, external advisor to Sierra, and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and Sierra in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Information about the directors and executive officers of Sierra is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC's and Sierra's stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

Disclaimers and Cautionary Note Regarding Forward-Looking Statements

No Offer or Solicitation

This investor presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this investor presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, Sierra or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Other Important Information

Any forecasts in this investor presentation are based upon Barings' opinion of the market at the date of preparation and are subject to change without notice and dependent upon many factors. Any prediction, projection or forecast, including any pro forma projection or forecast for the combined company following the closing of the Transaction, is not necessarily indicative of the future or likely performance. Investment involves risk. The value of any investments and any income generated may go down as well as up and is not guaranteed. Past performance is no indication of current or future performance. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Any investment results, portfolio compositions and/or examples set forth in this document are provided for illustrative purposes only and are not indicative of any future investment results, future portfolio composition or investments. The composition, size of, and risks associated with an investment may differ substantially from any examples set forth in this document. No representation is made that an investment will be profitable or will not incur losses. Where appropriate, changes in the currency exchange rates may affect the value of investments. Prospective investors should read the relevant offering documents for the details and specific risk factors of any investment vehicle discussed in this investor presentation.

Agenda

ERIC LLOYD
Chairman and Chief Executive Officer
Barings BDC, Inc.

IAN FOWLER
President
Barings BDC, Inc.

JONATHAN BOCK
Chief Financial Officer
Barings BDC, Inc.

BRYAN HIGH
Vice President
Barings BDC, Inc.

BARINGS OVERVIEW (Lloyd)
Who is Barings?
What are our investment capabilities?

BARINGS BDC'S STRATEGIC ACQUISTION OF SIERRA (Bock)
How is the acquisition structured?
What are the strategic benefits of the transaction?

INVESTMENT OPPORTUNITY (Fowler/High)
What are current market trends driving capital deployment?
Where do we see additional investment opportunity?

Barings Overview

BARINGS

Barings Overview

- Barings is a **GLOBAL INVESTMENT MANAGER** sourcing differentiated opportunities and building portfolios across public and private fixed income, real estate and specialist equity markets
- A subsidiary of **MASSMUTUAL**, we have the financial stability and flexibility to take a long-term approach
- Our **GLOBAL FOOTPRINT** gives us a broad perspective and the ability to truly partner with our clients to invest across North America, Europe and Asia Pacific
- We are committed to **SUSTAINABLE PRACTICES AND RESPONSIBLE INVESTMENT** as we aim to serve our clients, communities and employees


★ Global Headquarters
● Investment Offices
▲ Other Locations

$382+B

ASSETS UNDER MANAGEMENT

1,200+

EXTERNAL CLIENTS[1]

1,700+

PROFESSIONALS GLOBALLY

EXTERNAL AUM BY REGION[2]


31%
34%
35%
Americas
Asia Pacific
EMEA

1. Includes third party, external AUM only.
2. All figures are as of June 30, 2021, unless otherwise indicated. Assets shown are denominated in USD. Percentages may not equal 100 due to rounding.

BARINGS

Global Investment Capabilities

Barings leverages its **DEPTH AND BREADTH OF EXPERTISE** across public and private markets to help meet our clients' evolving investment needs

PUBLIC

PUBLIC FIXED INCOME[1]

Provides access to strategies ranging from investment grade to high yield across developed and emerging markets

INVESTMENT GRADE
$124.9 Billion AUM

HIGH YIELD BONDS & LOANS[3]
$61.0 Billion AUM

SPECIAL SITUATIONS[4]
$1.0 Billion AUM

STRUCTURED CREDIT
$21.8 Billion AUM

GLOBAL SOVEREIGN DEBT & CURRENCIES
$13.8 Billion AUM

PUBLIC EQUITIES & MULTI ASSET[2]

Aims to deliver superior risk-adjusted returns through fundamental analysis and high-conviction, high-active share solutions

GLOBAL & INTERNATIONAL EQUITIES
$3.5 Billion AUM

EMERGING MARKET EQUITIES
$10.1 Billion AUM

SMALL CAP EQUITIES
$4.1 Billion AUM

MULTI ASSET
$3.1 Billion AUM

PRIVATE

PRIVATE CREDIT

Offers a diverse range of private debt financing solutions by partnering with our broad industry network

GLOBAL PRIVATE FINANCE
$29.8 Billion AUM

INFRASTRUCTURE & PRIVATE PLACEMENTS
$42.0 Billion AUM

REAL ESTATE[5]

Provides a broad spectrum of solutions across private real estate debt and equity

REAL ESTATE DEBT[6]
$32.0 Billion AUM

REAL ESTATE EQUITY
$15.3 Billion AUM

PRIVATE EQUITY[5]

Leverages our global presence in an effort to identify unique risk-adjusted return opportunities

DIRECT PRIVATE EQUITY
$2.5 Billion AUM

FUNDS & CO-INVESTMENTS
$5.3 Billion AUM

MULTI STRATEGY

Utilize our expansive asset market coverage to offer solutions such as income, target return and absolute return

Note: All figures are as of June 30, 2021, unless otherwise indicated. Assets shown are denominated in USD.

1. Excludes the Korean fixed income strategy totaling $2.0 billion in AUM.
2. Excludes the Korean domestic equities strategy, which has $10.7 billion in AUM and other equities of $0.2 billion.
3. Includes the EM Corporate Debt strategy, which has $6.1 billion in AUM.
4. Represents dedicated special situation accounts and does not include assets managed in other diversified credit accounts.
5. Projected AUM figures.
6. Includes real estate debt assets that are managed as part of affiliated fixed income portfolios.

BARINGS

Leveraging Best-In-Class Global Credit Resources

Barings BDC harnesses the depth and breadth of four best-in-class research platforms giving the team a distinct information / competitive advantage in the marketplace

U.S. HIGH YIELD	EUROPEAN HIGH YIELD	STRUCTURED CREDIT	GLOBAL PRIVATE FINANCE
David Mihalick[1]	Martin Horne[1]	Taryn Leonard & Melissa Ricco[1]	Ian Fowler & Adam Wheeler[1]
US$34.7 BILLION IN AUM	**US$18.3 BILLION IN AUM**	**US$22.7 BILLION IN AUM**	**US$29.8 BILLION IN AUM**
40 investment professionals: 27 Managing Directors and Directors 13 Associate Directors and Analysts	*21 investment professionals:* 13 Managing Directors and Directors 8 Associate Directors and Analysts	*13 investment professionals:* 11 Managing Directors and Directors 2 Associate Directors and Analysts	*78 investment professionals:* 42 Managing Directors and Directors 36 Associate Directors and Analysts
23 research analysts 10 portfolio managers 4 dedicated traders 3 product managers	12 research analysts 4 portfolio managers 2 dedicated traders 3 product managers	5 research analysts 5 portfolio managers 1 dedicated trader 2 product managers	15 originators 18 portfolio managers 7 product managers 38 underwriters

U.S. SECTOR COVERAGE

CONSUMER; HEALTHCARE & GAMING
3 Managing Directors and Directors
3 Associate Directors and Analysts

TECHNOLOGY, MEDIA, TELECOM; FINANCIAL SERVICES
4 Managing Directors and Directors
2 Associate Directors and Analysts

INDUSTRIALS & SERVICES
2 Managing Directors and Directors
3 Associate Directors and Analysts

ENERGY & COMMODITIES
3 Managing Directors and Directors
3 Associate Directors and Analysts

EUROPEAN SECTOR COVERAGE

CONSUMER; HEALTHCARE & GAMING
1 Managing Directors and Directors
2 Associate Directors and Analysts

TECHNOLOGY, MEDIA, TELECOM & FINANCIAL SERVICES
2 Managing Directors and Directors
2 Associate Directors and Analysts

INDUSTRIALS, SERVICES & COMMODITIES
3 Managing Directors and Directors
2 Associate Directors and Analysts

Note: All investment professionals as of June 30, 2021. All AUM metrics as of June 30, 2021.
1. Denotes Group Head.

BARINGS

A Wide Investment Frame of Reference Drives Improved Return Outcomes

Barings BDC is uniquely positioned alongside a full range of investment strategies, public and private, in the Fixed Income markets



BARINGS MARKETS

PUBLIC	**INVESTMENT GRADE** $124.9 Billion	• Core / Core Plus • Active Short Duration • Corporate Credit
	HIGH YIELD $82.8 Billion	• High Yield Bonds and Loans • Emerging Market Debt • Structured Credit
BARINGS BDC	**BARINGS BDC** $1.6 Billion of Investments	• Differentiated deal flow including control & non-control investments • Access to information. Deep industry expertise supports superior underwriting and a jump start on execution • Ability to leverage the buying power of Barings platform at $382 billion in AUM
PRIVATE	**PRIVATE FIXED INCOME** $71.8 Billion	• Middle Market Direct Lending • Private Placements • Infrastructure Debt • Asset-Back Finance/Residential Whole Loans
	REAL ESTATE DEBT $32.0 Billion	• Core / Core Plus • Value-add • Opportunistic / Development

Note: All figures are as of June 30, 2021, unless otherwise indicated.

BARINGS

Transaction Summary

Transaction Details

Summary of Certain Transaction Terms	
Total Consideration	**Sierra shareholders will receive a book value consideration of $623.7 million, or $6.10 per share[1] of total consideration, consisting of:** • Cash of $100.0 million, or approximately $0.98 per share, directly from Barings LLC • BBDC common stock of $523.7 million at a fixed exchange ratio of 0.44973 BBDC shares for every Sierra share i. Approximately 46.0 million BBDC shares are expected to be issued representing approximately $523.7 million based on BBDC's **net asset value** of $11.39 per share as of June 30, 2021 ii. At closing, legacy BBDC and Sierra shareholders will own approximately 58.7% and 41.3% of the combined company, respectively
Credit Support	• $100 million of credit support offered by Barings LLC in the form of a Credit Support Agreement ("CSA") to limit potential net cumulative realized and unrealized losses on the acquired Sierra portfolio over the next 10 years
Pro Forma Balance Sheet	• **Pro forma for the transaction, Barings BDC will have approximately $1.3 billion in total book value of equity** • Pro forma net debt/equity expected to be approximately 0.7x[2] • No new sources of financing required at close
Change to Investment Advisory Agreement	• Upon closing the Transaction, Barings LLC will amend its current investment advisory agreement with Barings BDC to **raise the hurdle rate from 8.0% to 8.25%**
Board of Directors	• Barings BDC will increase the size of its board, adding two Sierra independent directors
Share Repurchases	• BBDC will provide up to $30.0 million in secondary-market support via accretive share repurchases over a 12-month period in the event the combined company's shares trade below a specific level of NAV per share following the completion of the first quarterly period ended after the closing, subject to covenant and regulatory constraints
Timing	• Anticipated closing by the end of 1Q-2022 subject to shareholder approvals, regulatory approvals, and other customary closing conditions

1. Based on 102.2 million fully-diluted shares of Sierra and BBDC's June 30, 2021 NAV of $11.39 per share.
2. Refer to slide 31 for reconciliation of Debt-to-Equity Ratio to Net Debt-to-Equity Ratio.

Consideration from BBDC Perspective

BBDC's share consideration of $5.12 per Sierra share represents 94% of Sierra's 6/30/21 NAV of $5.43 per share. Additionally, the Barings LLC CSA provides combined entity investors additional downside protection of $100 million, or approximately 16% of the current fair value of the Sierra portfolio



TOTAL CONSIDERATION PAID PER SIERRA SHARE (AS OF JUNE 30, 2021)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$6.30
CSA Value $0.20
Cash[1] $0.98
BBDC NAV $5.12
CSA[3] protection
The CSA provides investors downside NAV protection on assets to 74% of original cost
On a NAV basis, BBDC's offer of $5.12 per share plus cash consideration equates to a 12% premium to Sierra's NAV
$5.96
CSA Value $0.20
Cash[1] $0.98
BBDC Stock $4.78
On a Market Value basis[4], BBDC's offer equates to $4.78 per share. When combined with the cash consideration, investors receive a 6% premium to Sierra's NAV
$5.43
Sierra NAV $5.43
As of 6/30/2021, Sierra's portfolio at Fair Value was $631 million, or approximately 90% of original cost
Total Consideration (Book Value)
Total Consideration (Market Value)
Sierra NAV

1. Cash consideration provided by Barings LLC.
2. CSA value equals the estimated FV of the CSA multiplied by pro-forma Sierra shareholder ownership.
3. $100 million in CSA protection.
4. Based on BBDC's closing price of $10.63 on 9/20/21.

BARINGS

Transaction Benefits

Transaction Benefits

The combination of BBDC and Sierra will create one of the top 10 largest BDCs and generate significant, immediate and long-term value for all shareholders

ACCRETION

Estimated to be both short-term and long-term accretive to NII and NAV, providing potential valuation upside

LIQUIDITY

Improved share liquidity and prospect for institutional ownership and analyst coverage

DIVERSIFICATION

Increased diversification across portfolio company and industry

RESILIENCE

Improved long-term access to investment grade bond markets

COST SYNERGY

~$8.1 million in near-term estimated cost synergies tied to enhanced resource / platform management

ALIGNMENT

Continued unparalleled focus on investor alignment through increased incentive fee hurdle rate, improved asset risk profile, and credit support agreement

Note: BBDC's ability to realize the anticipated benefits of the transaction is subject to a variety of factors, many of which are beyond BBDC's control. See "*Disclaimers and Note on Forward-Looking Statements*" on page 2 for a description of the type of factors that could cause results to differ.

Accretion

Transaction estimated to result in ~14% dividend accretion from $0.21 to 0.24 per share, estimated NII Yield expansion from 8.00% to 8.25%, and 4% estimated NAV accretion on fair value recognition of $100 million Credit Support Agreement



DIVIDEND PER SHARE
+14%
NII Yield: 8.25%
$0.24
NII Yield: 8.00%
$0.21
Dividend per share (Announced 8/5/21)
Increase in Part I Incentive Fee Hurdle Rate
Financing Cost Enhancements
Operating Expense Synergies
Dividend per share (First Quarter Post-Close, estimated)



NET ASSET VALUE
+4%
$11.81
$11.39
Net Asset Value per share (6/30/21)
Net Asset Value per share (First Quarter Post-Close, estimated)

Note: Based on BBDC's estimates for future financial and operational results, which could differ as a result of a wide variety of factors, including whether operating expense synergies can be fully realized and other factors described in "*Disclaimers and Cautionary Note on Forward-Looking Statements*" on Page 2.

BARINGS

Liquidity

BBDC's pro forma trading liquidity profile after closing as implied by the public BDC peer set suggests a ~80% increase in BBDC's current 3-month average daily trading volume



MARKET CAPITALIZATION
3-MONTH AVERAGE DAILY TRADING VOLUME
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$8,775
$6,202
$5,620
$2,996
$2,566
$1,890
$1,583
$1,273
$1,257
$1,183
$964
$828
$828
$772
$732
$694
$535
ARCC
FSK
ORCC
PSEC
GBDC
GSBD
TSLX
OCSL
NMFC
BBDC + Sierra
BCSF
AINV
SLRC
TCPC
CGBD
BBDC
CCAP
+~80%
Implied 3M ADTV by PF Market Capitalization1: $4.0 million
Current 3M ADTV: $2.2 million
Market Capitalization
3-Mos. ADTV

Note: Amounts in millions. BDC peer set defined as all externally-managed BDCs with greater than $500 million in market capitalization as of September 20, 2021.
1. Represents the linear regression implied 3-month average daily trading volume using the BDC peer set (incl. BBDC) and applying to a $1,183 million pro forma market capitalization (BBDC pro forma shares outstanding of 111.284 million multiplied by BBDC's share price of $10.63 as of 9/20/2021).

Diversification

We believe that the combination of BBDC and Sierra will create one of the top 10 largest BDCs and generate significant, immediate and long-term value for all shareholders

ENHANCED PORTFOLIO SIZE ($MM)[1]



245 Portfolio Companies
$2,177
163 Portfolio Companies
$1,565
BBDC Portfolio Value (as of 6/30/2021)
BBDC Pro Forma Portfolio Value (as of 6/30/2021)

DIVERSIFIED PORTFOLIO MIX



Asset Yield of 7.4%2
Asset Yield of 8.0%3
1.6%
3.9%
4.7%
3.1%
8.8%
77.9%
1.1%
5.6%
7.3%
4.7%
10.3%
71.0%
BBDC Portfolio Mix (as of 6/30/2021)
BBDC Pro Forma Portfolio Mix (as of 6/30/2021)
1st Lien
2nd Lien
Mezzanine
JV
Equity
Structured

Note: Data as of June 30, 2021. Excludes short-term investments. Portfolio value and portfolio mix based on Fair Value.

1. BBDC Pro Forma Portfolio Value includes a 3% write-down to Sierra's fair value of investments.
2. Weighted average current yield for debt investments.
3. Pro forma weighted average current yield; Sierra weighted average current yield of 9.1% (as of June 30, 2021).

BARINGS

Resilience

BDCs with meaningful scale, greater than $1 billion of market capitalization, have consistently accessed the index eligible investment grade bond market at increasingly favorable terms

PRO FORMA NET ASSET VALUE AND LEVERAGE[1]



1.14x
0.74x
$744
$1,268
BBDC Net Asset Value (as of 6/30/2021)
BBDC Pro Forma Net Asset Value (as of 6/30/2021)
NET ASSET VALUE
NET DEBT-TO-EQUITY

BDC BOND SPREAD TIGHTENING



TSLX 2026's (Baa3/BBB-/BBB-) 131
GBDC 2026's (Baa3/BBB-/BBB-) 134
FSK 2026's (Baa3/NR/BBB-) 151
ARCC 2026's (Baa3/BBB-/BBB) 127
ORCC 2025's (Baa3/BBB-/BBB-) 158
GSBD 2025's (Baa3/NR/BBB-) 115
OCSL 2025's (Baa3/NR/BBB-) 132
BLAGSO 2026's (Baa3/NR/BBB-) 142
Bloomberg IG Index 85
400
350
300
250
200
150
100
G-Spread (bps)
Sep
Dec
Mar
Jun
Sep
2020
2021

Note: Amounts in millions. Net debt excludes short-term investments. Source: Bloomberg Finance L.P.

1. BBDC Pro Forma Net Asset Value represents the sum of BBDC's June 30, 2021 net asset value of $744.1 million and Sierra's book value consideration from approximately 46.0 million BBDC shares ($523.7 million).

BARINGS

Cost Synergies

BBDC estimates ~$8.1 million in near-term expense synergies associated with the combination, driven by redundant general & administrative expenses across the two platforms

POTENTIAL OPERATING EXPENSE SYNERGY DRIVERS

- Administrative Expenses
- Board of Director Fees
- D&O Insurance
- Sarbanes-Oxley Expenses
- Professional Fees
- Miscellaneous Operating Expenses

ESTIMATED ANNUAL OPERATING EXPENSE REDUCTIONS[1]



BBDC
SIERRA
$18.7
$11.2
$7.5
$10.6
BBDC + Sierra
(LTM Expenses as of 6/30/21)
Synergized Combined Expenses
(LTM Expenses as of 6/30/21)

Note: Amounts in millions.

1. Operating Expenses represent General & Administrative Expenses for the twelve month period ended June 30, 2021.

BARINGS

BBDC: the Gold Standard in Shareholder Alignment

The proposed acquisition of Sierra is accompanied by a number of structural attributes that will further align the interests of Barings LLC and BBDC shareholders, including current Sierra shareholders

Incentive Fee Alignment

FEE STRUCTURE AMENDMENT

- Increase in the Part I Incentive Fee hurdle rate from 8.0% to 8.25%
- 8.25% hurdle rate will protect a stable dividend yield of 8.25% to shareholders at better asset risk profile



8.25%
8.0%
7.0%
7.0%
6.0%
20.0%
20.0%
20.0%
17.5%
17.5%
BDC COUNT[1]
BBDC
2
5
3
5
Incentive Fee
Part I Incentive Fee Hurdle Rate

Improved Asset Risk Profile

LOWER REQUIRED ASSET YIELD

- Higher hurdle rate allows BBDC to enhance risk profile to focus on high quality assets, while delivering an attractive investor return
- Spread required to meet 8.25% ROE lower by ~80bps under new fee structure[2]



L + 6.22%
L + 5.45%
20.0% over 8.0%
20.0% over 8.25%

Downside Protection

CREDIT SUPPORT AGREEMENT

- Downside protection in the event of future losses on the acquired portfolio up to $100 million
- Limits investor downside from net cumulative realized and unrealized marks on the acquired portfolio
- Provides investors downside NAV protection on assets to 74% of original cost[3]
- 10-year term, independently fair valued quarterly, and will be recorded as an asset on BBDC's balance sheet
- Immediate NAV accretion from fair value recognition of the asset

1. Peer set includes all externally-managed BDCs with greater than $500 million of market capitalization as of September 20, 2021.
2. Assumes 1.25x leverage, LIBOR floors of 1.0% on assets, and spread also assumes 1.5 pts OID.
3. Based on Sierra's investment portfolio at cost of $693.2 million as of June 30, 2021.

BARINGS

Investment Opportunity

BBDC Investment Activity

Summary of investment activity since Barings LLC became the external investment advisor on August 3, 2018

- **Middle-Market Loans:**
  - Total MML fundings were $1.87 billion since August 3rd, 2018
    - Barings BDC currently has $1.12 billion invested across 124 portfolio companies
- **Cross-Platform Investments[1]:**
  - Total cross platform fundings include $255 million in 48 portfolio companies
  - Eclipse added $94 million[2]
- **MVC Portfolio:**
  - Added $185 million of assets in 19 portfolio companies



Net BBDC Funding
($ in millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$75 $162 $59 $64 $70 $137 $52 $16 $53 $393 $86 $26 $1,193
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Total
Middle Market
$21 $2 $5 $5 $17 $36 $17 $50 $193 $10 ($3) $352
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Total
Cross Platform and MVC
$1,026 $106 $26 $39 ($55) ($32) $17 ($46) ($107) $512 $85 $23 $1,594
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Total
Total Fundings2

Note: All amounts in millions. 3Q18 amounts are for post-externalization period from August 3, 2018 to September 30, 2018. Excludes short-term investments.

1. Cross Platform includes Jocassee Partners LLC, Thompson Rivers LLC and Waccamaw River LLC; excludes the initial BSL portfolio.
2. Eclipse Business Capital funded after June 30, 2021 and is excluded from the charts.

BARINGS

All-In Senior Investment Spreads

Spreads in the direct lending market continued to tighten in the second quarter, however the pace has generally slowed compared to the prior four quarters. The bank subsector continues to diverge from the non-bank subsectors

QUARTERLY MIDDLE-MARKET SPREADS ACROSS THE CAPITAL STRUCTURE



Loan Spread (bps)
1,100
1,000
900
800
700
600
500
400
300
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
MM Institutional TL (Rated, Syndicated TLB)
Bank - MM TL
Non-Bank: Large MM TL ($101-$500mm)
Non-Bank: Traditional MM TL (0-$100mm)
Unitranche
CS Lev Loan (Single B)

Source: Refinitiv LPC.

BARINGS

Focus on Capital Deployment At Attractive Return

Over the previous four quarters, BBDC deployed $1.3 billion at an all-in spread[1] (inclusive of upfronts/OID) of 782 bps over LIBOR. This equates to a 339-bp spread premium to comparable liquid market indices at the same credit risk profile[2]

BBDC DEPLOYMENTS VS LIQUID INDICES – TRAILING 12 MONTHS

	Asset Class	3Q20 - 2Q21 Dollars Deployed ($mm)	All-in Spread (bps)[1]	Premium/ Discount To Market Indices (bps)
Market Indices	US IG Credit BBB		127	
	US HY Credit BB		267	
	US HY Credit B		387	
	US HY Credit CCC		655	
	US BSLs BB		321	
	US BSLs B		478	
	US BSLs CCC		1083	
	EUR BSLs BB		295	
	EUR BSLs B		438	
	EUR BSLs CCC		877	
BBDC Middle-Market & Cross-Platform Originations	**Middle Market**			
	North America	$704	737	+259
	Europe & Asia Pacific	$399	752	+314
	Total	**$1,103**		**+279**
	Cross Platform			
	Special Situation	$63	1401	+746
	Eclipse Business Capital	$94	800	+673
	Structured Products	$22	927	+801
	Joint Venture	$47	n/a	n/a
	Total	**$226**		**+714**
	TOTAL	**$1,329**	**782**	**+339**

MARKET AVERAGE 1L TERM LOAN SPREAD BY EBITDA SIZE (bps) – TRAILING 12 MONTHS[3]



3Q20
4Q20
1Q21
2Q21
725
700
675
650
625
600
575
550
525
500
475
450
425
400
<$10M
$10-19M
$20-29M
$30-39M
>=$40M
EBITDA Range

1. 3-year discount margins (DM3) for MM and BSLs; Swapped spread to LIBOR for Fixed Rate Assets; Structured Products based on market convention; excludes Joint Ventures, Equity, and Opportunistic Liquid.
2. Pro forma for Eclipse Business Capital, acquired on 7/8/21.
3. Source: Refinitiv LPC.

BARINGS

BBDC: Top 10 Cross Platform Investments

Cross Platform investments are projected to generate 19% of BBDC's revenue on a pro forma basis[1]

Top 10 Cross Platform Investments by Fair value (as of June 30 , 2021)[1]

Issuer	Cost	Fair Value	Unrealized G/(L) ($)	Unrealized G/(L) (%)	Yield[2]
Eclipse Business Capital	$94,394,974	$94,394,974	$0	0.0%	8.0%
Jocassee Partners LLC	30,158,270	34,976,280	4,818,010	16.0%	0.0%
Thompson Rivers LLC	30,000,000	32,200,110	2,200,110	7.3%	8.0%
Alpine US Bidco LLC	17,618,677	18,156,509	537,832	3.1%	9.8%
Syniverse Holdings, Inc.	16,293,502	17,245,993	952,491	5.8%	6.0%
Anagram Holdings, LLC	13,017,919	16,150,728	3,132,809	24.1%	15.0%
AVSC Holding Corp.	10,162,651	11,432,418	1,269,768	12.5%	9.7%
Serta Simmons Bedding LLC	10,598,868	10,907,821	308,953	2.9%	8.5%
Cineworld Group PLC	7,762,564	10,432,372	2,669,808	34.4%	5.4%
Hawaiian Airlines 2020-1 Class B Pass Through	6,796,296	7,781,759	985,463	14.5%	11.1%
Top 10	**236,803,721**	**253,678,965**	**16,875,244**	**7.1%**	**7.2%**
Rest of Cross Platform Portfolio	**52,564,854**	**56,087,863**	**3,523,009**	**6.7%**	**8.0%**
Total Cross Platform Portfolio	**$289,368,575.29**	**$309,766,828.49**	**$20,398,253**	**7.0%**	**7.3%**

1. Pro forma for Eclipse Business Capital.
2. Yield represents spread + floor for floating-rate assets, coupon for fixed-rate assets, and expected ROE for certain equity and JV investments, as a percentage of par.

Note – excludes OID.

BARINGS

Summary

Transaction Summary & Benefits

In summary, we believe this combination provides strategic and financial benefits to the combined company, including the following anticipated benefits:

		BARINGS
Net Investment Income and Net Asset Value Accretion at Close	✓	• Pro forma NII per share estimated to be $0.24 in the first full quarter post-close compared to $0.22 during 2Q21; • Pro forma NAV is estimated at $11.81/share, up ~4% compared to 6/30/21 NAV of $11.39
Cost Synergies	✓	• ~$8.1 million in projected near-term cost synergies, improvement in operating efficiency given larger asset base • Potential cost of capital savings over time
Portfolio Diversification	✓	• 245 portfolio companies with top 10 companies representing ~17% of the portfolio on a pro forma basis as of 6/30/21 • Significant industry and issuer diversification (average investment size <0.50% of assets) • More than 80%[1] of combined portfolio on a pro forma basis comprised of senior secured debt as of 6/30/21
Share Liquidity & Institutional Ownership	✓	• Increased market cap to ~$1.2 billion, the 10th largest[2] in the BDC space, allowing for increased institutional ownership and daily trading volume • Potential expansion of analyst coverage and market awareness
Increased Business Resiliency / Platform Scale	✓	• Enhanced platform scale / size allows for ready access to institutional investment grade bond market • Further expansion of unsecured debt as a part of the pro forma capital stack
Leading Investor Alignment	✓	• Announced a $100 million Credit Support Agreement that provides shareholders downside NAV protection on assets to 74% of original cost while also retaining the upside • Post closing, BBDC will increase its incentive fee hurdle rate from 8.0% to 8.25% on NAV • Barings will seek to align its long-term dividend with the incentive fee hurdle rate of 8.25% • Announced a $30 million share repurchase plan post closing

1. Includes 1st and 2nd lien investments.
2. BDC peer set defined as all externally-managed BDCs with greater than $500 million in market capitalization as of September 20, 2021.

ROE Expansion and Valuation

Valuation levels (Price-to-NAV) are highly correlated with Dividend Yield and ROE levels; since the TCAP externalization, BBDC has consistently been rewarded for its dividend yield expansion, Sierra being the next step in ROE expansion to 8.25%



Indicates BDC has supported dividend yield through Fee Waivers in last 24 months[1]
Price / NAV p.s.
1.15x
1.10x
1.05x
1.00x
0.95x
0.90x
0.85x
0.80x
0.75x
0.70x
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%
Dividend Yield on NAV (MRQ Annualized, incl. supplemental dividends)
TCAP EXTERNALIZATION
(MRQ post-close)
BBDC (9/30/18)
BBDC (6/30/19)
BBDC (6/30/20)
BBDC (Current)
BBDC
(Target 8.25%)2
BDC 2
BDC 7
BDC 13
BDC 11
BDC 9
BDC 14
BDC 10
BDC 4
BDC 3
BDC 5
BDC 1
BDC 6
BDC 12

Source: SNL Financial, Company Filings. Note: Market data as of 9/20/2021. Not shown in chart to enhance visualization; BDC 15 – 10.2%, 1.28x; BDC 8 – 12.5%, 1.17x.

1. Fee waiver to support dividend yield for period 6/30/19 - 6/30/21 (BDC 3, BDC 4, BDC 9, and BDC 11). Excludes BDC 2 (fee waiver on prior M&A event), BDC 9 (fee waiver to industry-standard 1.25% base management fee), BDC 10 (fee waiver on prior M&A event), and BDC 8 (fee waiver on prior M&A event).
2. "BBDC (Target 8.25%)" P/NAV represents the regression implied valuation, inclusive of a 0.05x premium that the market applies to BBDC's current valuation relative to its current regression implied valuation on a 7.4% dividend yield on NAV.

BARINGS

Appendix: Barings BDC Corporate Data

Board of Directors

ERIC LLOYD
Chairman and CEO of BBDC, Head of Private Assets at Barings

BERNARD HARRIS
Managing Partner of Vesalius Ventures

DAVID MIHALICK
Head of U.S. Public Fixed Income at Barings

ROBERT C. KNAPP
Founder and CIO of Ironsides Partners LLC

TOM OKEL
Former Executive Director of Catawba Lands Conservancy, a nonprofit land trust

JILL OLMSTEAD
Chief Human Resources Officer at LendingTree

MARK MULHERN
Senior Vice President and CFO at Highwoods Properties

JOHN SWITZER
Retired Managing Partner at KPMG

Corporate Officers

ERIC LLOYD
Chief Executive Officer

IAN FOWLER
President

JONATHAN BOCK
Chief Financial Officer

MICHAEL COWART
Chief Compliance Officer

JILL DINERMAN
Chief Legal Officer

ELIZABETH MURRAY
Principal Accounting Officer

JEFFREY CHILLAG
Director of Finance

BRYAN HIGH
Vice President

JONATHAN LANDSBERG
Treasurer and Head of Investor Relations

TOM MCDONNELL
Vice President

ALEXANDRA PACINI
Assistant Secretary

ASHLEE STEINNERD
Corporate Secretary

Research Coverage

BANK OF AMERICA MERRILL LYNCH
Derek Hewett
(415) 676-3518

COMPASS POINT
Casey Alexander
(646) 448-3027

JEFFERIES
Kyle Joseph
(415) 229-1525

KBW, INC.
Ryan Lynch
(314) 342-2918

RAYMOND JAMES
Robert Dodd
(901) 579-4560

WELLS FARGO SECURITIES
Finian O’Shea
(704) 410-0067

Corporate Headquarters

300 South Tryon Street
Suite 2500
Charlotte, NC 28202

Investor Relations

(888) 401-1088
BDCInvestorRelations@barings.com

Media Contact

Cheryl Krauss
(980) 417-5858
cheryl.krauss@barings.com

Corporate Counsel

Dechert LLP

Independent Accounting Firm

KPMG LLP

Securities Listing

NYSE: BBDC

Transfer Agent

Computershare, Inc.
(866) 228-7201
www.computershare.com/investor

Website

www.baringsbdc.com

Appendix: Reconciliation of Debt to Net Debt and Calculation of Net Debt-to-Equity and Pro Forma Debt-to-Equity and Net Debt-to-Equity Ratios

	June 30, 2021 (as Reported)	+	Transaction Adjustments	=	Pro Forma Combined at Close
Total debt (principal)	$1,043.5		$87.1		$1,130.5
minus: Cash and foreign currencies (excluding restricted)	(30.7)		—		(30.7)
minus: Short-term investments	(10.6)		—		(10.6)
plus: Payable from unsettled transactions	2.9		—		2.9
minus: Receivable from unsettled transactions	(153.7)		—		(153.7)
Total net debt	**$851.3**		**$87.1**		**$938.4**
Total net assets	**$744.1**		**$523.7**		**1,267.8**
Total debt-to-equity ratio	**1.40x**				**0.89x**
Total net debt-to-equity ratio	**1.14x**				**0.74x**

Note: Dollars in millions; totals may not foot due to rounding. Pro Forma Combined at Close Total Net Assets represents the sum of BBDC's June 30, 2021 net asset value of $744.1 million and Sierra's book value consideration from approximately 46.0 million BBDC shares ($523.7 million).